Filed Pursuant to Rule 433
Registration No. 333-213335-03

Entergy Louisiana, LLC
$450,000,000
Collateral Trust Mortgage Bonds,
3.12% Series due September 1, 2027

Final Terms and Conditions

May 17, 2017

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 17, 2017

Settlement Date (T+4):	May 23, 2017

Principal Amount:	$450,000,000

Interest Rate:	3.12%

Interest Payment Dates:	March 1 and September 1 of each year

First Interest Payment Date:	September 1, 2017

Final Maturity Date:	September 1, 2027

Optional Redemption Terms:	Make-whole call at any time prior to June 1, 2027 at a discount rate of Treasury plus 15 bps and, thereafter, at par

Benchmark Treasury:	2.375% due May 15, 2027

Spread to Benchmark Treasury:	90 bps

Benchmark Treasury Price:	10110+

Benchmark Treasury Yield:	2.226%

Re-offer Yield:	3.126%

Price to Public:	99.951%

Net Proceeds Before Expenses:	$446,854,500

CUSIP / ISIN:	29364W AZ1 / US29364WAZ14

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
Co-Manager:	Loop Capital Markets LLC

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) Goldman Sachs & Co. LLC toll free at 1-866-471-2526, (iv) KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, (v) Mizuho Securities USA LLC toll free at 1-866-271-7403, (vi) MUFG Securities Americas Inc. toll free at 1-877-649-6848 or (vii) Scotia Capital (USA) Inc. toll free at 1-800-372-3930.